CERTIFICATE OF QUALIFIED PERSON

To Accompany the Technical Report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada**
Effective Date: November 15, 2014.

I, David Farrow, residing in North Vancouver, British Columbia do hereby certify that:

1) I am a Geologist with GeoStrat Consulting Services Inc of 40-4055 Indian River Drive, North Vancouver, British Columbia, V7G 2R7, Canada.
2) I am a graduate of the University of the Witwatersrand, Johannesburg, South Africa (GDE (Geostatistics) 1998) and the University of Cape Town, Cape Town, South Africa (B.Sc. (Hons) 1982). I have practiced my profession continuously since graduation.
3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License # 33860). I am also a member in good standing of The South African Council for Natural Science Professions (License # 400074/87).
4) I visited the subject property in October, 2011.
5) As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.
6) I am responsible for the preparation of section 14.3.1, 14.3.3, 14.4.1, 14.4.3, 14.5.1, 14.5.3, 14.6.1, 14.6.3, 14.7.1, 14.7.3, 14.8.1, 14.8.2, 14.8.3, 14.8.4, 14.8.6, 14.9.1, 14.9.3, 14.10.1, 14.10.3, 14.11.1, 14.11.3, 14.12.1, 14.12.3, 14.13.1, 14.13.2. and co–authored sections 1, 12 and 25 of the Technical Report.
7) I have had prior involvement with the property that is the subject of the Technical Report, co-authoring a report for Alexco Resource Corporation on the Flame and Moth Deposit, (Farrow and McOnie 2013). I also co-authored an Updated PEA report on the project, completed in November, 2013.
8) I have read National Instrument 43-101 and the definition of "Qualified Person" set out in the Instrument and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101. Further, I have read this Technical Report, and certify that it has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
9) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp. (Alexco).
10) That, as of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

David Farrow, PrSciNat., PGeo
Geologist

Vancouver
December 10, 2014